Putnam Absolute Return 100 Fund, October 31, 2010, annual report

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	219
Class C	 25

72DD2 (000s omitted)

Class M	  3
Class Y	264

73A1

Class A	0.033
Class C	0.009

73A2

Class M	0.031
Class R	0.032
Class Y	0.043


74U1	(000s omitted)

Class A   16,222
Class B      296
Class C    6,592

74U2	(000s omitted)

Class M      258
Class R       29
Class Y    6,961

74V1

Class A	10.44
Class B	10.39
Class C	10.33

74V2

Class M	10.42
Class R	10.39
Class Y	10.48

72U

The figure entered in response to this question is the amortization of offering costs expense for the period. The offering costs have been (fully) amortized over a 12 month period as of December 23, 2009 in accordance with Statement of Position
98-5, Reporting on the Costs of Start-Up Activities.

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.